Exhibit 1

Investor Contact:	Media Contact:
Dan Burch/Bob Marese	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND ISSUES STATEMENT REGARDING 220 DEMAND RULING
     DALLAS, TX, July 6, 2006 — Highland Capital Management, L.P. today issued the following statement regarding the Court of Chancery of the State of Delaware’s decision on its demand to inspect certain books and records of Motient Corporation (PINK: MNCP):
     “We are pleased with the Court’s finding that Highland has ‘reasonable grounds to suspect corporate misconduct’ by Motient’s management. However, we view the Court’s refusal to require Motient to produce certain non-public corporate records as a clear legal error and have filed an appeal. As a stockholder, Highland has a right to the requested information, and we will continue our efforts to shed light on the misconduct of Motient’s Board of Directors and management. If Motient’s current management were truly acting in the stockholders’ best interests, it would not need to take extraordinary steps to block stockholders’ access to information about Motient’s affairs.
     “ISS and the Chancery Court have agreed with, and have found bases to support, respectively, Highland’s concerns about serious corporate governance breaches and misconduct at Motient. These independent perspectives are consistent with the concerns underlying our effort to remove Motient’s Board and management. We remain committed to ensuring Motient has new leadership that is ethical, highly-qualified and working in the best interests of Motient stockholders.
     “As one of Motient’s largest investors, our interests are aligned with stockholders. We urge our fellow stockholders to support our full slate of independent, principled and experienced director nominees. Recent industry events, like the Clearwire deal, provide further indication of the market’s increased interest in spectrum assets — why allow this conflicted management team to sell your investment ahead of the growing interest? We call on our fellow stockholders to join us in our disapproval of Motient’s current management and Board’s decision to destroy stockholder value by entering a transaction with SkyTerra that is not in the best interest of stockholders and which we expect will necessitate future equity offerings and result in substantial further dilution to current holders of Motient stock. Protect your investment. Elect Highland’s nominees — they are experienced deal makers who will aggressively evaluate the various strategic options and choose the option most likely to provide maximum value to all stockholders.”
About Highland Capital Management, L.P.
Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
IMPORTANT INFORMATION
HIGHLAND STRONGLY ADVISES ALL SECURITY HOLDERS OF MOTIENT TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY HIGHLAND AND THE OTHER PARTICIPANTS IN THE SOLICITATION FOR USE AT MOTIENT’S ANNUAL MEETING SCHEDULED TO BE HELD ON JULY 12, 2006. SUCH DEFINITIVE PROXY STATEMENT IS AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV, AT HIGHLAND’S PROXY WEBSITE AT HTTP://WWW.ABETTERMOTIENT.COM OR BY CONTACTING HIGHLAND’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5500.

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